

February 20, 2026

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: *Form 1 Amendment*

Dear Mrs. Jackson:

Enclosed please find amendments to Exhibits C and J of the Form 1 applications pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934 for Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe Exchange, Inc. and Cboe C2 Exchange, Inc. (collectively, the "Exchanges").

For Exhibits C and J, the Exchanges are each filing an amendment to reflect changes to several entities.

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits C and J of each Exchange currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Laura Dickman
VP, Associate General Counsel
312-786-7572
Signature executed at 12:00pm on 02/20/26

Enclosures

Form 1 Page 1 Execution Page	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY) 02/20/26	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

1. State the name of the applicant: Cboe BYX Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
433 W Van Buren Steet
Chicago, Illinois 60607

26000096

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(312) 786-5600   (312)-786-7138
(Telephone)   (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Laura Dickman   Associate General Counsel   Cboe BYX Exchange, Inc.   (312) 786-7572
(Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Patrick Sexton
433 W Van Buren Street
Chicago, IL 60607

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: __X__ Corporation _____ Sole Partnership _____ Partnership
_____ Limited Liability Company _____ Other (specify): _____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

7 EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 02/20/26   Cboe BYX Exchange, Inc.
(MM/DD/YY)   (Name of Applicant)
By: _____ [signature executed at 12:00pm on 02/20/26]   Laura Dickman, Associate General Counsel
(Signature)   (Printed Name and Title)
Subscribed and sworn before me this 20th day of February 2026 by _____ (Notary Public)
                                             (Month)   (Year)
My Commission expires 8-6-28   County of Cook   State of Illinois

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

EXHIBIT C – Amendment as of February 20, 2026

Summary of changes made to Exhibit C:

- For Cboe Japan Limited, Natan Tiefenbrun, has been removed as a Director.
- For Cboe BYX Exchange Inc., Natan Tiefenbrun (Senior Vice President, President North American and European Equities) has been removed as on Officer.
- For Cboe BZX Exchange Inc., Natan Tiefenbrun (Senior Vice President, President North American and European Equities) has been removed as on Officer.
- For Cboe C2 Exchange Inc., Natan Tiefenbrun (Senior Vice President, President North American and European Equities) has been removed as on Officer.
- For Cboe Exchange Inc., Natan Tiefenbrun (Senior Vice President, President North American and European Equities) has been removed as on Officer.
- For Cboe EDGA Exchange Inc., Natan Tiefenbrun (Senior Vice President, President North American and European Equities) has been removed as on Officer.
- For Cboe EDGX Exchange Inc., Natan Tiefenbrun (Senior Vice President, President North American and European Equities) has been removed as on Officer.
- For Cboe Australia Pty. Ltd., Natan Tiefenbrun has been removed as a Director.
- For Cboe Australia Services Pty. Ltd., Natan Tiefenbrun has been removed as a Director.
- For Cboe Canada Inc., Natan Tiefenbrun has been removed as a Director.
- For Cboe Clear Europe N.V., Natan Tiefenbrun has been removed as a Director.
- For Cboe Europe B.V., Natan Tiefenbrun has been removed as a Director.
- For Cboe Europe Limited, Natan Tiefenbrun has been removed as a Director.
- For Cboe Netherlands Services Company, B.V., Natan Tiefenbrun has been removed as a Director.
- For Cboe UK Limited, Natan Tiefenbrun, has been removed as a Director.
- For Cboe Worldwide Holdings Limited, Natan Tiefenbrun has been removed as a Director.
- For Middlebury Holdings Pty. Limited, Natan Tiefenbrun has been removed as a Director.
- For Cboe Futures Exchange, LLC., Denise Bent's title has been updated to Vice President, CFE and Cboe SEF Regulation.
- For Cboe Futures Exchange, LLC., Cole Chmielewski's title has been updated to Vice President, Operations and CFE Managing Director.
- For Cboe Futures Exchange, LLC., Rob Hocking's title has been updated to Executive Vice President, Global Head of Derivatives and CFE Managing Director.
- For Cboe Futures Exchange, LLC., Jill Griebenow's title has been updated to Executive Vice President, Chief Financial Officer and Treasurer.
- For Cboe Futures Exchange, LLC., Oliver Sung (Vice President, Head of North American Execution Consulting) has been removed as an Officer.
- For Cboe Futures Exchange, LLC., Arthur Reinstein's title has been updated to Senior Vice President, Deputy General Counsel, and CFE Chief Legal Officer.
- For Cboe Futures Exchange, LLC., Troy Yeazel's title has been updated to Senior Vice President, Global Operations and CFE Managing Director.
- For Cboe SEF, LLC., Denise Bent's title has been updated to Vice President, CFE and Cboe SEF Regulation.
- For Cboe SEF, LLC., Jon Weinberg's title has been updated to Senior Vice President, Global Head of Off-Exchange Trading).
- For Cboe Worldwide Holdings Limited, Alex Dalley has been appointed as a Director.

- For Cboe UK Limited, Alex Dalley has been appointed as a Director.

Exhibit J

Exhibit Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.

2. Title.

3. Dates of commencement and termination of term of office or position.

4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)

Response:

1. Officers

Pursuant to the Certificate of Incorporation and Bylaws of the Exchange, the Exchange's Board of Directors has appointed the individuals listed below as Officers of the Exchange. These individuals will serve in these positions until their successors have been duly chosen or qualified or until the officer's earlier death, resignation of removal.

Officers				
Name:		Title:	Commencement of Term Date:	
Andrew Bevers		Vice President, Head of Derivatives Account Coverage	02/10/26	
Kristin Boyd		Senior Vice President, Global Head of Derivative Sales and Distribution	02/10/26	
Kevin Carrai		Senior Vice President, Global Head of Market Data and Access Services	02/10/26	
Brittany Carter		Vice President, Corporate Strategy	02/10/26	
Cole Chmielewski		Vice President, Operations	02/10/26	

Bo Chung	Senior Vice President, Global Head of Sales and Index Licensing	02/10/26		
William Ciabattoni	Vice President, Product Management	02/10/26		
Gary Compton	Vice President, Communications	02/10/26		
Jeff Connell	Senior Vice President, Deputy Chief Regulatory Officer	02/10/26		
Laura Dickman	Vice President, Associate General Counsel	02/10/26		
Craig Donohue	Chief Executive Officer and President	05/20/25 08/12/25 - Title Change 02/10/26		
Meaghan Dugan	Senior Vice President, Head of US Derivatives	03/01/25 10/21/25 - Title Change 02/10/26		
James Enstrom	Senior Vice President, Chief Audit Officer	02/10/26		
Angelo Evangelou	Senior Vice President, Public Policy	02/10/26		
Stacie Fleming	Senior Vice President, Communications	02/10/26		
Stephanie Foley	Executive Vice President, Chief Human Resources Officer	02/10/26		
Jennifer Fuentes	Senior Vice President, Chief Compliance Officer	03/01/25 – Change in Title 10/21/25 - Title Change 02/10/26		
Todd Furney	Senior Vice President, Chief Risk Officer	02/10/26		
Megan Goett	Senior Vice President, Chief Marketing Officer	02/10/26		

Jennifer Golding	Vice President, Associate General Counsel, Chief Litigation Officer	02/10/26		
Jill Griebenow	Executive Vice President, Chief Financial Officer , Treasurer	02/10/26		
Casie Harris	Vice President, Controller	02/10/26		
John Hiatt	Vice President, Cboe Labs	02/10/26		
Robert Hocking	Senior Vice President, Head of Product Innovation -------------------------------- Executive Vice President, Global Head of Derivatives	03/01/24 – 04/30/25 -------------------------------- 02/10/26		
Gregory Hoogasian	Executive Vice President, Chief Regulatory Officer	02/10/26		
Matthew Iwamaye	Vice President, Associate General Counsel, Equities	02/10/26		
Chris Isaacson	Executive Vice President, Chief Operating Officer	02/10/26		
Steven Jorgensen	Vice President, Head of Derivatives Sales – European & Middle East Clients	02/10/26		
JJ Kinahan	Senior Vice President, Head of Retail Expansion and Alternative Investment Products	02/10/26		
Jennifer Lamie	Vice President, Chief Regulatory Advisor	02/10/26		

Stephanie Lara	Senior Vice President, Deputy Chief Regulatory Officer	02/10/26		
Benjamin Lawson	Vice President, Chief Information Security Officer	02/10/26		
Tim Lipscomb	Executive Vice President, Chief Technology Officer	03/01/25 – Change in Title 02/10/26		
Marc Magrini	Vice President, Administration	02/10/26		
Scott Manziano	Vice President, Sales Operations	02/10/26		
Sarah McDowell	Vice President, Chief Enforcement Counsel	02/10/26		
Brian McElligott	Senior Vice President, Head of Data Vantage	02/10/26		
Kathleen Mikulak	Vice President, Regulation	02/10/26		
Guy Miller	Senior Vice President, Chief Legal Officer – North American Securities	02/10/26		
Emily Mitchell	Senior Vice President, Tax	02/10/26		
Anthony Montesano	Vice President, Market Structure	02/10/26		
Jordan Newmark	Vice President, Associate General Counsel	02/10/26		
Dennis O'Callahan	Vice President, Cboe Labs	02/10/26		
Dan Overmyer	Vice President, Options Regulation	02/10/26		
Hemang Patel	Vice President, Project Management	02/10/26		
Arthur Reinstein	Senior Vice President and Deputy General Counsel	02/10/26		

Stephanie Renner	Senior Vice President, Finance	02/10/26		
Patrick Sexton	Executive Vice President, General Counsel and Corporate Secretary	02/10/26		
Steven Sinclair	Vice President, Software Engineering	02/10/26		
Eileen Smith	Senior Vice President, Data and Analytics	02/10/26		
Nicholas Still	Vice President, Data Protection Officer	02/10/26		
Oliver Sung	Senior Vice President, North American Cash Equities	03/01/25 – Change in Title 02/10/26		
Alexandra Szakats	Vice President, Cboe Options Institute	02/10/26		
Hatice Unal	Senior Vice President, Infrastructure	02/10/26		
Joacim Wiklander	President & CEO of Cboe Canada | Head of Global Listings	02/10/26		
Allen Wilkinson	Senior Vice President, Chief Accounting Officer	02/10/26		
Clinton Wolf	Vice President, Operations	02/10/26		
Omarr Woodhouse	Vice President, Operations Support Center	02/10/26		
Troy Yeazel	Senior Vice President, Global Operations	02/10/26		
Former Officers				
Name:				

Alexandra Albright	Senior Vice President, Chief Compliance Officer		03/01/24		03/03/25	
Carmen (Lita) Brannan	Vice President, Government Relations		03/01/24		02/28/25	
Catherine Clay	Executive Vice President, Global Head of Derivatives		03/01/24		09/30/25	
Dave Howson	President		03/01/24		08/01/25	
Adam Inzirillo	Executive Vice President, Global Head of Data and Access Solutions		03/01/24		09/05/25	
Robert Marrocco	Vice President, Global Head of ETP Listings		03/01/24		03/10/25	
Kyle Murray	Vice President and Associate General Counsel		03/01/24		03/14/25	
Natan Tiefenbrun	Senior Vice President, President North American and European Equities		7/17/24		02/11/26	
Fredric Tomczyk	Chief Executive Officer		03/01/24		05/07/25	

2.   Directors

The following directors were appointed in accordance with Article III of the Bylaws of the Exchange. Directors will serve one-year terms ending on the annual meeting following the meeting at which such directors were elected or at such time as their successors are elected or appointed and qualified, except in the event of earlier death, resignation, disqualification or removal. The current directors of the Exchange are the persons listed below:

Directors				
Name	Classification(s)		Last Appointment Date:	Termination Date:
Bruce Andrews	Director		09/12/25	
Gilbert Bassett	Director		09/12/25	

Craig Donohue	Director	08/12/25[1]		
Ananda Radhakrishnan	Director	09/12/25		
Miguel Rivera	Director	09/12/25		
David Roscoe	Director	09/12/25		
Hillary Sale	Director	09/12/25		
Scott Wagner	Director	09/12/25		
Former Directors				
Name:	Title:	Appointment Date:	Termination/ Change Position Date:	
Dave Howson	Director	08/13/24	08/01/25	
Kevin Murphy	Director	08/13/24	11/13/25	

3.   Committees

The committees of the Board shall consist of an Executive Committee and a Regulatory Oversight Committee.

Executive Committee
- Bruce Andrews
- Craig Donohue
- Ananda Radhakrishnan
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner (Chairman)
- Bruce Andrews
- David Roscoe

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[1]   The formal board written consent appointing him as director was executed on September 12, 2025 but specified an earlier effective date of August 12, 2025.